SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                CARLATERAL, INC.

                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   142190 10 7
                         ------------------------------
                                 (CUSIP NUMBER)

                            Hui Ping Cheng, President
                      P.O. Box 031-088, Shennan Zhong Road,
                        Shenzhen City, P.R. China 518031

                         ------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 19, 2007
                         ------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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

                                  SCHEDULE 13D

CUSIP NO.  142190 10 7

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Max Time Enterprise Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Island
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     7,000,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        None
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            7,000,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,000,000 shares
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      67.9%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

----------
      * Based upon 10,300,000 shares of the Issuer's common stock issued and outstanding as of May 31, 2007, as reported by Carlateral, Inc. in its Quarterly Report on Form 10-QSB for the period ended June 30, 2007 filed with the Securities and Exchange Commission on July 3, 2007.


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

                                  SCHEDULE 13D

CUSIP NO.  142190 10 7

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Hui Ping Cheng
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     None
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        7,000,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            None
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     7,000,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,000,000 shares
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      67.9%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

----------
      * Based upon 10,300,000 shares of the Issuer's common stock issued and outstanding as of May 31, 2007, as reported by Carlateral, Inc. in its Quarterly Report on Form 10-QSB for the period ended June 30, 2007 filed with the Securities and Exchange Commission on July 3, 2007.


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

Item 1. Security and Issuer

This statement relates to the purchase by the Reporting Person of 7,000,000 shares of the common stock, $.001 par value (the "Shares"), of Carlateral, Inc. (the "Issuer"), having its principal executive offices at P.O. Box 031-088, Shennan Zhong Road, Shenzhen City, P.R. China 518031.

Item 2. Identity and Background

      (a) The reporting person for purposes of this statement is Max Time Enterprise Limited (the "Reporting Person"). Hui Ping Cheng (the "Control Person") controls the Reporting Person, owning all of its issued and outstanding capital stock and serving as the sole officer (President) and director of the Reporting Person.

      (b) The business address of the Reporting Person and the Control Person is P.O. Box 031-088, Shennan Zhong Road, Shenzhen City, P.R. China 518031.

      (c) The Reporting Person's principal business is that of investing in other business entities. Prior to becoming a director and office of the Reporting Person, the Control Person's principal business conduct was as a senior accountant and accounting department director at Shenzhen Yi Zhi Pharmaceutical Company Limited.

      (d) Neither the Reporting Person nor the Control Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Neither the Reporting Person nor the Control Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f) The citizenship of the Control Person, constituting all of the Reporting Person's officers and directors, is Chinese.

Item 3. Source and Amount of Funds

      The source of the funds, in the aggregate sum of $200,000, used by the Reporting Person to acquire the Shares to which this statement relates was working capital.

Item 4. Purpose of Transaction

      The Reporting Person purchased the Shares, constituting a controlling interest in the Issuer, with the intention of using the Issuer as a vehicle to acquire the business operations of a third party or to be acquired by an operating business entity (either, a "Business Transaction").

      (a) Except for the proposed Business Transaction as it relates to the Reporting Person and the Control Person, neither the Reporting Person nor the Control Person has any plan or proposal which relates to or which would have the effect of any acquisition of additional, or disposition of any, securities of the Issuer.


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

      (b) Except for the proposed Business Transaction as it relates to the Reporting Person and the Control Person, neither the Reporting Person nor the Control Person has any plan or proposal which relates to or would result in an extraordinary transaction involving the Issuer or any subsidiary of the Issuer.

      (c) Except for the proposed Business Transaction as it relates to the Reporting Person and the Control Person, neither the Reporting Person nor the Control Person has any plan or proposal which relates to or would result in a sale or transfer of a material amount of the assets of the Issuer or any subsidiary of the Issuer.

      (d) Immediately following purchase of the Shares, Don Cameron, as the existing director of the Issuer, increased the size of the Issuer's board of directors (the "Board") from one to two and appointed the Control Person as a member of the Board, to serve until her successor is elected and qualified or upon her earlier death, resignation or removal pursuant to the Issuer's by-laws. Mr. Cameron subsequently resigned, leaving the Control Person as the sole remaining director. The Control Person intends to fill the vacancy on the Board created by Mr. Cameron's resignation in accordance with the Issuer's by-laws.

      (e) Except for the change of control which resulted from the purchase of the Shares by the Reporting Person and for the proposed Business Transaction as it relates to the Reporting Person and the Control Person, neither the Reporting Person nor the Control Person has any further plan or proposal which relates to or would result in a material change in the Issuer's present capitalization or dividend policy.

      (f) Except for the proposed Business Transaction as it relates to the Reporting Person and the Control Person, neither the Reporting Person nor the Control Person has any plan or proposal which relates to or would result in a material change in the business or corporate structure of the Issuer.

      (g) Except for the proposed Business Transaction as it relates to the Reporting Person and the Control Person, neither the Reporting Person nor the Control Person named in this statement has any plan or proposal which relates to or would result in a change in the Issuer's charter, by-laws or instruments corresponding thereto which may impede the acquisition of the Issuer by any person.

      (h) Neither the Reporting Person nor the Control Person has any plan or proposal which relates to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

      (i) Neither the Reporting Person nor the Control Person has any plan or proposal which relates to or would result in a class of equity securities of the Issuer becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.


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

      (j) Neither the Reporting Person nor the Control Person has any plan or proposal which relates to or would result in any action similar to those described in paragraphs (a) through (i) above.

Item 5. Interest in Securities of the Issuer

      (a) Following purchase of the Shares, the Reporting Person owns an aggregate of 7,000,000 shares of the Common Stock, constituting 67.9% of the issued and outstanding shares of the Issuer's Common Stock based upon the 10,300,000 shares of Issuer's Common Stock issued and outstanding as of May 31, 2007. The Control Person may be deemed a beneficial owner of the Shares for purposes of this statement by virtue of her control of the Reporting Person, in her capacity as the sole owner, director and officer of the Reporting Person.

      (b) The Reporting Person has sole power to vote or direct to vote of the Shares and the sole power to dispose or to direct the disposition of the Shares, except that the Control Person may be deemed to have the power to direct the vote or disposition thereof by virtue of her control of the Reporting Person.

      (c) Neither the Reporting Person nor the Control Person has effected any transaction involving the Issuer's securities within the sixty (60) preceding days.

      (d) No other person has the right to receive or the right to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, except that the Controlling Person may be deemed to have the power to direct the receipt of either dividends or proceeds by virtue of her control of the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Neither the Reporting Person nor the Control Person has any contract, arrangement, understanding or relationship with any person with respect to the Shares.

      As disclosed under Item 4(d) above, the Control Person was appointed a director of the Issuer and nominated and elected as President of the Issuer on September 19, 2007.

Item 7. Material to be filed as Exhibits

      None


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 21, 2007                                 MAX TIME ENTERPRISE LIMITED


                                                   By: /s/ Hui Ping Cheng
                                                       -------------------------
                                                       Hui Ping Cheng, President


                                                   /s/ Hui Ping Cheng
                                                   -----------------------------
                                                   HUI PING CHENG


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